August 12, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: William H. Thompson

Re:

Letter from SEC dated May 10, 2013 regarding Boreal Water Collection, Inc.
Amendment No. 5 to Registration Statement on Form 10-12G Filed April 16, 2013
Form 10-K for Fiscal Year Ended December 31, 2012
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed April 16, 2013 Response dated April 16, 2013 File No. 0-54776

Dear Sir/Madam:

This letter is in response to your letter dated May 10, 2013 regarding our Amendment Number 5, filed on April 16, 2013, our Form 10-K and our Amendment to our Form 10-Q.

Amendment No. 5 to Registration Statement on Form 10-12G

Item 15. Financial Statements and Exhibits, page 32

Balance Sheets, page F-1

1.	The amounts of additional paid-in capital and deficit accumulated since January 9, 2006 in connection with quasi reorganization at September 30, 2012 do not agree to the statement of changes in stockholders’ equity. Please revise.

Response: The financial statements issued by the Company for nine months ended September 30, 2012, and subsequently submitted by the Company for edgarizing, were correct. The accumulated deficit incurred since quasi reorganization was $2,481,361, which agreed to the balance shown on the equity schedule. For some reason, the statement of changes in stockholders’ equity was incorrectly processed by the company edgarizing the financial statements. This issue has been brought to their attention and we have been assured that the correct version of the financial statements will included in the next amended filing.

Statements of Changes in Stockholders’ Equity, page F-20

2.	Please revise to correct the net loss reported for the year ended December 31, 2010 so that it agrees with the net loss reported in the statements of operations rather than reflecting the correction of the error as a prior period adjustment.

Response: In 2010, the requested change has been made to the financial statements.

Statements of Cash Flows, page F-21

3.	We note that proceeds from short-term borrowing in cash flows from financing activities are presented in the wrong column. Please revise

Response: In 2010, the statement of cash flows submitted for edgarizing showed proceeds from short-term borrowings in the correct column. The edgarizing entity will correct this error in the next amended filing.

United States Securities and Exchange Commission

August 12, 2013

Note 6 – Stockholders’ Equity, page F-28

4.	We reviewed your response to comment 16 in our letter dated March 26, 2013 and the revisions to your disclosure. We understand that you considered the role of the related party and the volatility of your stock to reach the conclusion that the extinguishment of related party debt in exchange for the issuance of common stock represents a capital transaction. However, it is our understanding that the substance of the extinguishment was not a forgiveness of debt. It appears that the related party’s incentive to extinguish the debt was attributed to the excess fair value of common stock over the carrying value of the debt on settlement date and that you should recognize a loss on the extinguishment transaction. Please explain to us in more detail the facts and circumstances which support your conclusion that the fair value of the debt obligations is more clearly evident than the market value of your common stock, particularly considering that the related party obligations did not bear interest at market rates.

In addition, you state that the loss on the other three debt settlement transactions has been recognized in the restated financial statements. Please tell us which three debt settlement transactions are included in the loss on extinguishment of debt recognized for each year. In doing so, please identify the transactions by referencing your schedule of common shares issued for cash, as stock-based compensation, in settlement of debt and for the payment of services provided in response to comment 18 in our letter dated February 8, 2013. Please update the schedule to reconcile the excess fair value of common stock over the carrying value of the debt obligations to the losses on extinguishment of debt (including related party debt) for each year presented.

Response: Some of the comments included in our previous response to SEC letter dated March 26, 2013 will be included in this response in order to fully clarify our response relative to your comments and concerns.

In determining whether to recognize a loss on the extinguishment of debt with its chief executive officer, the Company referenced both ASC 470--Debt and ASC 850—Related Party Disclosures for guidance. ASC 470-50-40-2 States:

“A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.” (emphasis added)

United States Securities and Exchange Commission

August 12, 2013

The ASC glossary defines related parties as:

▪	Affiliates of the entity;
▪	Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity;
▪	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trustee of management;
▪	Principal owners of the entity and members of their immediate families;
▪	Management of the entity and members of their immediate families;
▪	Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interest;
▪	Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interest. (emphasis added)

The glossary further defines management as:

“Persons who are responsible for achieving the objectives of the enterprise and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policymaking functions. Persons without formal titles also may be members of management.

ASC 850-10-50-5 States:

“Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, fee-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

The Company considered the role of the chief executive officer in the transaction. She is the only member of the Company’s board of directors. The Company has only one other officer and no other board member. As such, the chief executive officer possesses solely the power to direct or cause the direction of management and policies of the Company; otherwise defined as “control” in the ASC glossary.

The loans made to the Company by the chief executive officer were issued incrementally, as needed, since 2009 without any formal payment terms or convertible terms. The proceeds of the loans were utilized to fund the Company operations. She has not drawn a cash salary for the years ended December 31, 2009, 2010, and 2011.

United States Securities and Exchange Commission

August 12, 2013

In 2010, the chief executive officer agreed to accept common stock from the Company as consideration to satisfy or extinguish, principal amount outstanding. The chief executive officer determined and authorized the conversion terms of the transaction. The number of common shares issued by the Company held a fair value in excess of the loan amount (if fair market value was solely determined by multiplying the number of shares issued times the quoted closing price of the Company’s securities on the relevant date) retired on the date of conversion. At the time of conversion, the Company’s common shares were quoted on the “Pink Sheets” and were closely held and thinly traded. As such, published market quotes of the Company’s common shares were highly volatile and sensitive to trading variations.

The Company considered the guidance offered under both ASC 470-50-40-2 and ASC 470-5-40-3. It determined that the extinguishment of the related party debt more closely represents a capital transaction. Furthermore, the Company believes the recording of a loss on the extinguishment of the related debt would artificially inflate the actual amount of capital invested into the Company on its financial statements.

Based on the aforesaid, it is respectfully submitted that the conversion of the debt into shares of the Company’s common stock should be accounted for at the carrying value of the loan payable.

United States Securities and Exchange Commission

August 12, 2013

Schedule to reconcile the excess fair value of common stock over carry value of debt obligations, cash sales, and stock compensation expense is shown below:

					Value						Stock
	Number		Per Share	Closing	of	Market	Reconciled	Debt	Cash		Based
Date	of Shares	Description	Value	Price	Trans.	Value	Difference	Reduction	Sale	Services	Comp.

8/13/10	45,437,790	Sold for cash	$0.0013	$0.0400	$61,055	$1,817,512	$1,756,457	$–	$61,055	$–	$–
8/13/10	181,562,210	Debt settlement	0.0014	0.0400	255,199	7,262,488	7,007,289	255,199
12/31/10	1,547,000	Debt settlement	0.1000	0.2200	154,750	340,340	185,640	154,750
5/23/11	5,952,500	Debt settlement	0.0010	0.0400		238,100	238,100
4/25/11	5,000,000	Debt settlement	0.0100	0.0300	50,000	150,000	100,000	50,000
5/9/11	3,400,000	Employee bonus	0.0500	0.0050	170,000	170,000	–				170,000
5/10/11	10,000,000	Sold for cash	0.0140	0.0400	143,575	143,575	400,000		143,575
5/10/11	5,331,494	Wages	0.0100	0.0400	53,315	213,260	159,944.76				53,315
9/1/11	10,766,700	Debt settlement	0.0100	0.0200	107,667	215,334	107,667	107,667
12/5/11	300,000	Services	0.0100	0.0100	3,000	3,000	–			3,000
1/23/12	3,000,000	Employee bonus	0.0100	0.0100	30,000	30,000	–				30,000
1/23/12	1,800,000	Services	0.0100	0.0100	18,000	18,000	–			18,000
5/1/12	955,556	Services	0.0094	0.0100	9,000	9,556	556			9,000
5/7/12	1,500,000	Sold for cash	0.0200	0.0300	30,000	45,000	15,000		30,000
6/11/12	500,000	Services	0.0100	0.0200	5,000	10,000	5,000			5,000
7/12/12	6,500,000	Sold for cash	0.0138	0.0300	90,000	195,000	105,000		90,000
9/30/12	3,000,000	In legal dispute	–	–	–	–	–

The transaction on 12/31/10 ($185,640) was included in restated financial statements for the year ended December 31, 2010 as a loss on extinguishment of debt (as an extraordinary loss). The transactions on 4/25/11 ($100,000), 9/1/11 ($107,667), and 5/23/11 ($238,100), which totaled $445,767, were in included in the restated financial statements for the year ended December 31, 2011, as loss on extinguishment of debt (as an extraordinary loss).

As an additional comment, for the past ten months, the stock has closed at $0.01 for seven months and $0.02 for three months. The closing price has not exceeded $0.01 for the two months ended June 27, 2012.

Note 14 – Restatement, page F-32

5.	Please provide a description of each of the transactions giving rise to the restatements, how you previously accounted for the transactions and the revised accounting for the transactions. In addition, we note that you restated your financial statements as of and for each of the years ended December 31, 2011 and 2010. As such, please include a table of the effect of the corrections on each financial statement line item and any per-share amounts affected for the year ended December 31, 2010. In addition, please:

•	Disclose the effect of error corrections on each component of stockholders’ equity and on each line item in the statements of cash flows in the tables presenting the effect of error corrections on each financial statement line item affected by the restatement (refer to ASC 250-10-50-7(a));

United States Securities and Exchange Commission

August 12, 2013

•	Tell us your basis in GAAP for classifying losses on extinguishments of debt as extraordinary items and describe in detail why the transactions meet the criteria in ASC 225-20-45-2;

•	Disclose related party extinguishment transactions in Note 10; and

•	Tell us what consideration you gave to filing an Item 4.02 Form 8-K regarding the non-reliance on previously issued financial statements.

Response:

The financial statements in question have been restated and management believes them to be reliable.

The restated financial statements, included in the footnotes for the year ended December 31, 2011, have been expanded to show additional detail for the changes between the original financial statements and the restated financial statements. Also, we have included the restated financial statements for the year ended December 31, 2010.

The related party extinguishment transaction was added to note 10.

Extraordinary loss: ASC 225-20-45-2 states:

“Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus, both of the following criteria’s shall be met to classify an event of transaction as an extraordinary item:

a.	Unusual nature. The underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates.

b.	Infrequency of occurrence. The underlying event or transaction should be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates.”

Since 2010, the Company has had four debt settlement transactions with third party investors. There was never any intention to settle the debt obligations with common stock discounted below market; however, due to business circumstances, and the need to remove debt obligations from the balance sheet, the Company did settled these four obligations at a per share amount below market. The Company does not intend to enter into any future debt settlement transactions at a stock price below market. If it should happen in the future, due to circumstances that might arise, it would an infrequent occurrence, not a planned occurrence. There are numerous examples in technical research libraries that show a loss on extinguishment of debt as other income and numerous examples that show the loss classified as extraordinary. Therefore, it is clear from research literature and ASC 245 that a gain or loss on an extinguishment of debt may be classified as an extraordinary item if it meets both criteria for extraordinary status (i.e., if the extinguishment is not part of the entity’s ongoing activities to manage interest rate risk). We believe that the classification of the debt extinguishment losses are more properly classified as extraordinary, because this type of transaction is not going to be ongoing and frequent in occurrence.

United States Securities and Exchange Commission

August 12, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

General

6.	Please revise to address the above comments to the extent applicable.

Response: Revisions made where applicable.

7.	In future filings, please include your Commission File Number or, in your case “000- 54776,” on the cover page of your periodic reports. Please also complete the information that appears under “Securities Registered pursuant to Section 12(g) of the Act” by completing the information relating to par value.

Response: In future filings, we will include our Commission File Number on the cover page of periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

A. Results of Operations for the year ended December 31, 2012 compared to the year ended December 31, 2011, page 10

8.	It appears that the decrease in sales attributable to one gallon product sales, 3/5/6 gallon products, transportation sales, house brand and sales of pallets more than offset the increase in co-packing sales. Please clarify why your sales increased in light of the fact that sales of one gallon product sales, 3/5/6 gallon products, transportation sales, house brand and sales of pallets more than offset the increase in co-packing sales.

Response: Comments added to management discussion.

9.	We note that the net effect of the decrease in general administrative expenses and increase in direct selling expenses partially explains the net decrease in selling and general administrative expenses. Please revise to disclose other significant changes in components of selling and general administrative expenses.

Response: Comments added to management discussion

United States Securities and Exchange Commission

August 12, 2013

10.	Please include a discussion of the litigation settlement and transactions giving rise to gains and losses on extinguishments of debt obligations. Also, please disclose the underlying reasons for the increases in interest expense and other income.

Response: Comments added to management discussion.

11.	We note that you recognized an income tax benefit of $81,995 in fiscal 2012. Please include a discussion of the income tax benefit attributable to the decrease in deferred tax liabilities in your discussion and analysis of income taxes.

Response: Comments added to management discussion.

Liquidity and Capital Resources, page 11

12.	You disclose that you have historically financed your business through cash generated from ongoing operations, proceeds from sales of common stock and borrowings. However, it appears that you have not generated cash flows from operating activities. Please revise to clarify that fact.

Response: Comments added

13.	Please revise to include a discussion of the reasons for significant changes in cash flows from operating, investing and financing cash flows between years. Also, please disclose why the mortgage obligation increased given that you are in default. In addition, please include a discussion of the ramifications of defaulting on the mortgage note, including the ability of the bank to foreclose on collateral.

Response: Additional commentary has been provided to discuss the changes in cash flows from operating, investing and financing cash flows between years.

Additional Plan of Operation, page 13

14.	Please revise to disclose why you are positioned to accelerate your development plans given your current financial condition and liquidity.

Response: Revisions have been made where applicable.

United States Securities and Exchange Commission

August 12, 2013

Item 9A. Controls and Procedures, page 15

Management’s Annual Report on Internal Control Over Financial Reporting, page 15 , page 15

15.	Please revise to disclose that management conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2012. Please also revise management’s conclusion regarding the effectiveness of internal control over financial reporting to reflect management’s conclusion as of December 31, 2012.

Response: Revisions have been made where applicable.

Signatures, page 21

16.	The report must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer and by a majority of the board of directors, and any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please revise to comply with the signature page and general instructions D(2)(a) and D2(b) of Form 10-K.

Response: Mrs. Francine Lavoie is the Issuer's Chief Financial Officer. This title has been included with her other titles accompanying her signature on the newly amended Form 10.

Statements of Operations, page F-3

17.	Please tell us your basis in GAAP for presenting the litigation settlement and gain (loss) on extinguishment of debt as extraordinary items in 2012. In doing so, please describe in detail why the transactions meet the criteria in ASC 225-20-45-2.

Response: See response to number 5, bullet number two, which addresses ASC 225-20-45-2.

Litigation settlements for the Company are not usual and do not occur on a frequent basis.

United States Securities and Exchange Commission

August 12, 2013

Notes to Financial Statements, page F-6

Summary of Significant Accounting Policies, page F-6
 Revenue Recognition, page F-7

18.	Please disclose the amount of delivery and shipping costs included in sales and general administrative expenses for each year presented.

Response: Revisions have been made where applicable.

Note 6 – License, page F-14

19.	Please disclose amortization expense for each year presented. Please refer to ASC 350- 30-50-2.

Response: Revisions have been made where applicable.

Note 11 – Related Party, page F-17

20.	We note your disclosure on page 3 that you co-pack one large customer for Saint-Elie and Saint Elie co-packs for a few of your customers. Please disclose the dollar amount of related party purchases and sales for each year presented and the dollar amounts of related party payables and receivables at each balance sheet date. Please refer to ASC 850-10-50-1.

Response: Revisions have been made where applicable.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2012

General

21.	Please file an amendment to revise the financial statements to conform to the financial statements included in Amendment No. 4 to Form 10 filed April 16, 2013 and which address the above comments to the extent applicable.

Response: The quarterly report on Form 10-Q will be amended where applicable and refilled.

United States Securities and Exchange Commission

August 12, 2013

Exhibits 31.1 and 31.2

22.	Please revise the certifications to include the parenthetical language in paragraph 4.d. of Item 601(b)(31)(i) of Regulation S-K.

Response:

The language referred to has been added where requested.

I trust the above response to your questions will allow us to close this matter and focus on growing the company’s sales.

Sincerely yours,

/s/ Francine Lavoie